1(212) 318-6275

rachaelschwartz@paulhastings.com

April 9, 2015	75302.00011

VIA EDGAR

Edward P. Bartz, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Global Listed Infrastructure Income Fund Inc.
File Nos.: 333-202581 and 811-22570

Dear Mr. Bartz:

This letter responds to your written comments communicated to the undersigned on April 1, 2015, with respect to the Registration Statement on Form N-2 (the “Registration Statement”) of Brookfield Global Listed Infrastructure Income Fund Inc. (the “Fund”), which was filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on March 6, 2015 (SEC Accession No. 0001047469-15-001775).

The Fund’s responses to your comments are reflected below.  Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.  To the extent a comment is applicable to another part of the Registration Statement, we will make the corresponding change(s) accordingly.

Prospectus:  Cover Page

Comment 1: The third sentence of the first paragraph on the cover page states that the Rights being issued pursuant to this registration statement entitle holders to purchase one new Common Share of the Fund “for every [  ] Rights held.”  Please confirm to us that the Fund will not issue more than one Common Share for every three Rights held.  Additionally, please explain to us how this offering of transferable rights will comply with Section 23(b) of the Investment Company Act of 1940 (the “1940 Act”).  See Association of Publicly Traded Investment Funds (SEC Staff No-action Letter (Aug. 2, 1985)); and Pilgrim Regional Bank Shares, Inc. (SEC Staff No-action Letter (Dec. 11, 1991)).

In addition, the font on the cover page appears very small.  Please confirm to us that the cover page will be printed in at least 10 point roman font.  See Rule 420 under the Securities Act of 1933 (the “Securities Act”).

Response 1:  The Fund confirms that in connection with the Offer, the Fund will issue one Common Share for every three Rights held.

In a 1977 release, the Commission’s Division of Investment Management stated its position that an offering of transferable rights at below net asset value by a closed-end registered investment company to its existing shareholders could fall within the exemption of Section 23(b)(1) of the 1940 Act, so long as the offering met certain conditions.(1)  In said Release, the Staff took the position that, “with respect to all rights offerings, the directors must make a good faith determination that the offering would result in a net benefit to existing shareholders.”(2)  In a series of subsequent no-action letters, as referenced in your written comments, the Division and the Commission staff further articulated the following conditions that a transferrable rights offering at below net asset value must meet to fall within the Section 23(b)(1) exemption:

•                  the offering fully protects shareholders’ preemptive rights and does not discriminate among shareholders (except for the possible de minimus effect of not offering fractional rights);

•                  the closed-end investment company’s management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights; and

•                  the ratio of the offering does not exceed one new share for each three rights held.(3)

The Fund represents that the Offer will comply with the above-mentioned conditions.  Furthermore, the Board of the Fund, based upon the information provided by the Fund’s investment adviser and the Dealer Manager, considered these conditions in approving the Offer and in determining, in good faith and in the exercise of its reasonable business

(1)  Division of Investment Management Interpretive Position Relating to Rights Offerings by Closed-End Investment Companies Below Net Asset Value, Investment Company Act Rel. No. 9932, 1977 SEC LEXIS 829 (Sept. 15, 1977)(the “1977 Release”).

(2)  Id.

(3)  Association of Publicly Traded Investment Funds, SEC No-Action Letter, 1985 WL 54277 (Aug. 2, 1985).

judgment, that the Offer is likely to result in a net benefit to existing Common Shareholders of the Fund.

In addition, the Fund confirms that the cover page will be printed in at least 10 point font.

Prospectus Summary:  The Offer at a Glance — Purpose of the Offer

Comment 2:  The fifth paragraph of this section states that the Offer may provide Shareholders the ability to achieve “a greater yield on distributions” and, based on the Fund’s “current annualized distribution rate,” projects an “investment yield” on Shares of the Fund purchased in the Offer.  Since the Fund’s future distribution rates may include a return of capital which may not be considered a “yield,” and since such projections may be an express or implied representations of future investment performance, please delete this paragraph and the identical paragraph on page 29 of the prospectus.  See Rule 156(b)(2)(ii) under the Securities Act.

Response 2:  The Fund has deleted this paragraph as requested.

Comment 3:  The heading of the “Example of Dilution” table in this section includes the parenthetical “assuming the Subscription Price is the Formula Price.”  Please define “Formula Price” in this section.

Response 3:  The Fund has added the definition of “Formula Price” to this section.

Prospectus Summary:  The Fund at a Glance - Investment Objective and Policies

Comment 4:  The third paragraph of this section states that derivatives may be included in the Fund’s calculations of its compliance with its policies of investing at least 80% of its Managed Assets in equity securities of infrastructure companies and 40% of its Managed Assets in foreign securities.  In addition, the disclosure in the “Management and fees” section on page 24 states that the Adviser receives an annual fee of 1% of the Fund’s Managed Assets.  Please disclose how derivatives will be valued for purposes of calculating “Managed Assets,” and confirm to us that the Fund will not use notional value.  Please also provide a definition of “Managed Assets” in this section.

This paragraph also provides that the Fund may invest up to 20% of its Managed Assets in fixed income securities, including below-investment grade rated securities.  Please provide a maturity policy for the Fund’s fixed income investments in this section and in the discussion of fixed income securities on page 52 of the prospectus, and add the term “junk bonds” to the description of below-investment grade rated securities. See Letter from Carolyn B. Lewis, Assistant Directors, Division of Investment Management, to Matthew P. Fink, General Counsel, Investment Company Institute (Feb. 23, 1990).

Response 4:  In valuing derivatives for purposes of calculating “Managed Assets,” the Fund will use the market value of the derivative securities and not the notional value.  Additionally, a definition of “Managed Assets” has been added to this section.

The Fund may invest in fixed income securities of any maturity and has added such disclosure as requested.  In addition, the term “junk bonds” has been added to the description of below-investment grade rated securities.

Comment 5:  The penultimate paragraph in this section states that the Fund may make short sales.  Please confirm to us that the fee table includes, as an expense, an estimate of dividends and interest paid on the Fund’s short sale transactions.  See AICPA Audit and Accounting Guide:  Investment Companies ¶ 7.101.j (May 2012).

This paragraph also states that the Fund may invest in investment companies.  Since the prospectus fee table does not include a line item for Acquired Fund Fees and Expenses, please confirm to us that the Fund’s fee table complies with Instruction 10.a to Item 3 of Form N-2.

Response 5:  While the Fund may make short sales of securities, it has not entered into any short sales transactions and therefore, the fee table does not include as an expense, an estimate of dividends and interest paid on short sale transactions.  If the Fund does enter into short sale transactions in the future, it confirms that it will include such expense in the fee table.

The Fund also confirms that it does not currently hold any shares of other investment companies and therefore has not included Acquired Fund Fees and Expenses in the fee table.

Prospectus Summary: The Fund at a Glance — Distributions and Dividends

Comment 6:  The second paragraph of this section states that the Fund’s distributions may include a return of capital. Please clarify the disclosure in this paragraph by adding that a return of capital is a return to investors of a portion of their original investment in the Fund.

Response 6:  The Fund has added the requested disclosure.

Prospectus:  The Offer — Over-Subscription Privilege

Comment 7:  The last sentence of this section states that the Fund will not offer or sell any Common Shares that are not subscribed for pursuant to the Primary Subscription or the Over-Subscription Privilege.  Please explain to us what the Fund will do with such shares, e.g., deregister them.

Response 7:  If all of the Common Shares registered pursuant to the Registration Statement are not issued in connection with the Offer, the Fund anticipates that it will deregister the unissued Common Shares within a reasonable time after the completion of the Offer.

Prospectus:  Certain Investment Practices — Borrowings and issuance of preferred stock

Comment 8:  The first sentence in this section states that the Fund intends to borrow money or issue preferred stock or debt.  Please add to this section the disclosure in the “Leverage” section on page 10 of the prospectus that the Fund does not have any current intention to issue preferred stock or debt securities.

Response 8:  The Fund has added the requested disclosure.

Prospectus:  Management of the Fund

Comment 9:  Please provide Mr. Arnold’s business experience during the past 5 years, See Item 9.c. of Form N-2.  Also, please clarify whether Mr. Noble and Mr. Arnold are “jointly and primarily responsible” for the day-to-day management of the Fund’s portfolio.  See Instruction to Item 9.c of Form N-2.

Response 9:  The Fund has added the requested disclosure.

Certain Provisions of Maryland Law and of the Fund’s Charter and Bylaws

Comment 10:  Since the Fund is a Maryland corporation, please confirm to us that the Fund has not opted-in to the provisions of the Maryland Control Share Acquisition Act, and provide a corresponding disclosure in this section.  See Boulder Total Return Fund, Inc., SEC No-Action Letter (Nov. 15, 2010).

Response 10:  The Fund confirms that it has not opted-in to the provisions of the Maryland Control Share Acquisition Act and has added the requested disclosure.

Item 25. Financial Statements and Exhibits

Comment 11:  Exhibit (l)(2) in this section states that the opinion and consent of counsel as to the legality of the securities being issued will be filed by amendment.  Please ensure that this exhibit is filed in the next pre-effective amendment, and is consistent with the requirements described in Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response 11:  The Fund will be filing the opinion and consent of counsel as to the legality of the securities being issued with Pre-Effective Amendment No.1 to the Registration Statement.  Such opinion is consistent with the referenced Staff Legal Bulletin.

Comments on Form N-CSR Filed on 3/6/2015 and Other Filings

Comment 12:  The staff noted that a portion of the Fund’s 2014 distributions (approximately 6%) were categorized as a return of capital.  When a fund makes return of capital distributions, we require that fund disclosures clearly reflect the component of the distribution that is a return of capital.  In this regard:

•                  12/31/14 Annual Report — Page 5 — Portfolio Statistics:  Please confirm to us that the “Annualized distribution yield” does not contain a return of capital.  If it does, please do not use the term “yield,” which implies “income,” and clearly identify the portion of the distribution rate that is a return of capital.

•                  Website: The “Distribution” tab of the Fund’s website does not identify components of the monthly distributions.  If the Fund is making return of capital distributions, clearly identify the amount of those distributions in this disclosure.

•                  4th Quarter 2014 Fact Sheet:  Please confirm that the “Annualized distribution yield” does not contain a return of capital.  If it does, please do not use the term “yield,” and clearly identify the portion of the distribution rate that is a return of capital.

Response 12:  The Fund confirms that the “Annualized distribution yield” in the 12/31/2014 Annual Report and on the 4th Quarter 2014 Fact Sheet does contain a return of capital.  Going forward, the Fund will not use the term “yield,” but rather will call this a “distribution rate.”  The Fund will also clearly identify the portion of the distribution that it believes is a return of capital.  In addition, the Fund confirms that the monthly distributions on the website also include a return of capital and the “Distributions” tab on the Fund’s website has been updated to clearly identify the amounts it believes are a return of capital.

Comment 13:  The “Asset Allocation by Sector” section on page 5 of the Annual Report indicates that 40.9% of the Fund’s net assets are invested in the pipeline sector.  Please provide additional risk disclosure regarding the Fund’s exposure to the pipeline sector in the discussion of risk factors on pages 11 and 61 of the prospectus.  Please also discuss the risks which the Fund faces as a result of the downturn experienced throughout the energy sector over the past several months.

Response 13:  The Fund has added the requested additional risk disclosure:

Comment 14:  Form N-PX filed on 8/27/2014:  Form N-PX was signed by the Fund’s Chief Compliance Officer, rather than by the Fund’s Principal Executive Officer, as required by General Instruction F.2(a) of Form N-PX.  Please re-file Form N-PX with the appropriate signature.

Response 14:  The Fund has re-filed Form N-PX with the appropriate signature.

General Comments

Comment 15:  Please state in your response letter whether FINRA will or has reviewed the proposed underwriting and arrangements of the transaction involved in the registration statement.

Response 15:  The Fund confirms that FINRA will be reviewing the proposed underwriting and arrangements of the transaction.

Comment 16:  We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response 16:  The Fund acknowledges the comment.

Comment 17:  If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response 17:  The Fund acknowledges the comment and will identify any such omitted information in the transmittal letter accompanying the filing of the final pre-effective amendment to the Registration Statement.

Comment 18:  Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response 18: The Fund intends to submit an application pursuant to Section 6(c) of the Investment Company Act of 1940 for an order exempting the Fund from Section 19(c) of the Act, thereby permitting the Fund to distribute long-term capital gains more often than once every twelve months.

Comment 19:  Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response 19:  The Fund acknowledges the comment. The filing of Pre-Effective Amendment No. 1 to the Registration Statement is anticipated to be on Monday, April 13.

Comment 20:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 20:  The Fund acknowledges this comment.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP

Brookfield Global Listed Infrastructure Income Fund Inc.

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

April 9, 2015

VIA EDGAR

Edward P. Bartz, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Brookfield Global Listed Infrastructure Income Fund Inc.

File Nos.:  333-202581 and 811-22570

Dear Mr. Bartz:

In connection with your review of the Registration Statement on Form N-2 (the “Registration Statement”) of the Brookfield Global Listed Infrastructure Income Fund Inc. (the “Fund”) which was filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2015 (SEC Accession No. 0001047469-15-001775), the Fund acknowledges that:

1.                                      In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.                                      The staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.                                      The Fund represents their neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Sincerely,

/s/ Alexis I. Rieger

Alexis I. Riger
Secretary